Exhibit 1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
______________________________

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Note	2014	Three months ended June 30, 2013	2014	Six months ended June 30, 2013
		€ (‘000 except per share data)
License revenue	16	-	1,286	14,695	2,693
Collaboration revenue		-	698	60	1,691
Total revenue		-	1,984	14,755	4,384
Other income	17	214	33	452	34
Research and development expense	18	(5,539)	(4,549)	(10,796)	(8,609)
General and administrative expense	19	(2,696)	(2,074)	(5,151)	(3,869)
Other gains - net		72	7	96	8
Operating loss		(7,949)	(4,599)	(644)	(8,052)
Finance income		229	100	456	292
Finance costs		(242)	(211)	(483)	(399)
Finance cost – net		(13)	(111)	(27)	(107)
Net loss		(7,962)	(4,710)	(671)	(8,159)
Other comprehensive income		-	-	-	-
Total comprehensive loss*		(7,962)	(4,710)	(671)	(8,159)
Loss per share from operations attributable to the equity holders of the company during the period (in € per share)
Basic and diluted loss per share	21	(0.22)	(0.16)	(0.02)	(0.28)

* Total comprehensive loss is fully attributable to equity holders of the company

The notes are an integral part of these condensed consolidated financial statements.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ (‘000)	Note	As of June 30, 2014	As of December 31 2013
Assets
Non-current assets
Leasehold improvements and equipment	7	2,027	2,177
Intangible assets	8	1,036	758
Other financial assets	9	89	289
Total non-current assets		3,152	3,224
Current assets
Trade and other receivables	10	3,453	4,403
Prepayments	11	998	931
Cash and cash equivalents	12	69,467	82,232
Total current assets		73,918	87,566
Total assets		77,070	90,790

Equity and liabilities
Equity attributable to owners of the parent
Share capital		361	359
Share premium		119,442	119,222
Other reserves		3,050	2,123
Accumulated deficit		(58,494)	(41,890)
Unappropriated earnings		(671)	(16,604)
Total equity	13	63,688	63,210
Liabilities
Non-current liabilities
Borrowings – non-current portion	15	7,874	7,630
Derivative financial instruments		-	22
Deferred revenue / income	16	87	10,852
Total non-current liabilities		7,961	18,504
Current liabilities
Borrowings – current portion	15	30	191
Derivative financial instruments		-	8
Trade and other payables	14	5,233	5,150
Deferred revenue / income	16	158	3,727
Total current liabilities		5,421	9,076
Total liabilities		13,382	27,580
Total equity and liabilities		77,070	90,790

The notes are an integral part of these condensed consolidated financial statements.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

€ (‘000)	Common Share capital	Class O Share capital	Class A Share capital	Class B Share capital	Total Share capital	Share premium	Other reserves	Retained earnings	Unappropriated earnings	Total equity
Balance at January 1, 2014	359	-	-	-	359	119,222	2,123	(41,890)	(16,604)	63,210
Net loss	-	-	-	-	-	-	-	-	(671)	(671)
Appropriation of result	-	-	-	-	-	-	-	(16,604)	16,604	-
Share-based payments	-	-	-	-	-	-	927	-	-	927
Proceeds from shares issued	2	-	-	-	2	220	-	-	-	222
Balance at June 30, 2014	361	-	-	-	361	119,442	3,050	(58,494)	(671)	63,688

Balance at January 1, 2013	35	7	74	174	290	56,118	1,056	(31,998)	(9,892)	15,574
Net loss	-	-	-	-	-	-	-	-	(8,159)	(8,159)
Appropriation of result	-	-	-	-	-	-	-	(9,892)	9,892	-
Share-based payments	-	-	-	-	-	-	289	-	-	289
Proceeds from shares issued	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2013	35	7	74	174	290	56,118	1,345	(41,890)	(8,159)	7,704

The notes are an integral part of these condensed consolidated financial statements.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

€ (‘000)		Six months ended June 30,
	Note	2014	2013
Cash flows from operating activities
Net loss		(671)	(8,159)
Adjustments for:
- Amortization/depreciation	7,8	617	608
- Costs employee share option plan	20	927	289
- Reversal finance income, net		(71)	107
- Changes in the fair value of derivatives		(30)	(11)
- Changes in trade and other receivables	10	884	(2,301)
- Changes in prepayments	11	(67)	(1,331)
- Changes in trade and other payables	14	(42)	2,793
- Currency effect (outstanding) receivables and payables		98	(1)
- Changes in deferred revenue	16	(14,334)	(2,693)
		(12,689)	(10,699)
Interest received		453	613
Interest paid		(14)	(30)
Cash used in operating activities		(12,250)	(10,116)
Cash flows from investing activities
Purchases of tangible fixed assets	7	(338)	(283)
Purchases of intangible assets	8	(282)	(34)
Decrease of other financial assets		200	-
Net cash used in investing activities		(420)	(317)
Cash flows from financing activities
Proceeds from issuance of share capital	13	222	-
Proceeds from borrowings	15	100	650
Redemption financial lease	15	(61)	(125)
Repayments of borrowings	15	(400)	(50)
Net cash (used in)/generated from financing activities		(139)	475
Net decrease in cash and cash equivalents		(12,809)	(9,958)
Currency effect cash and cash equivalents		44	(23)
Cash and cash equivalents at beginning of the period		82,232	40,738
Cash and cash equivalents at end of the period	12	69,467	30,757
Restricted cash	9	-	500

The notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

The activities of Prosensa Holding N.V. and its subsidiaries (together “the Company”) primarily consist of developing innovative, RNA-based therapeutics for the treatment of genetic disorders.

Since July 3, 2013, the Company’s ordinary shares have been listed under the ticker symbol “RNA” in the United States on the NASDAQ Global Select Market.

Effective January 12, 2014, GlaxoSmithKline (GSK) and the Company mutually agreed to terminate the Research and Development Collaboration and License agreement (the research and collaboration agreement) entered into on October 6, 2009. As of the effective date, the Company regained all rights for the development and commercialization of drisapersen, PRO044 and other applicable compounds in the DMD portfolio.

The Company is incorporated and domiciled in the Netherlands. The address of its registered office is J.H. Oortweg 21, Leiden. Prosensa Holding N.V. is the ultimate parent of the following group of entities:

1.	Prosensa Therapeutics B.V. (100%);
2.	Prosensa Technologies B.V. (100%);
3.	Polybiotics B.V. (100%); and
4.	Prosensa Inc. (100%)

The shares of Prosensa Holding N.V. are held by multiple shareholders, none of them having a share in the Company in excess of 25%.

The Management Board approved these condensed consolidated financial statements for issuance on August 12, 2014.

2. Summary of significant accounting policies

2.1 Basis of preparation

The condensed consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial information (IAS 34). Certain information and disclosures normally included in consolidated financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2013 and accompanying notes included in the Form 20-F filed with the Securities & Exchange Commission (the Company’s annual consolidated financial statements or financial statements), which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

The principal accounting policies applied in the preparation of these condensed consolidated financial statements have been consistently applied to all the periods presented, unless otherwise stated and are consistent with those of the Company annual consolidated financial statement.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these condensed consolidated financials are disclosed in note 4.

2.2 Changes in accounting policy and disclosures

The accounting policies adopted are consistent with those of the previous year, except as described below:

(a) New and amended standards adopted by the Company

The following standards and amendments to standards became effective for annual periods on January 1, 2014, and have been adopted by the Company in the preparation of the consolidated financial statements:

•	Amendment to IAS 36 Impairment of Assets
•	Amendment to IAS 39 Financial Instruments
•	IFRIC 21 Levies

The adoption of these new standards and amendments to standards had an immaterial effect to the Company’s financial position and results of operations in the periods presented.

(b) New standards and interpretations not yet adopted by the Company

IFRS 15 “Revenue from contracts with customers” is effective as from January 1st, 2017 with a restrospective effect and could have a significant effect on the consolidated financial statements of the Company. The Company has not early adopted IFRS 15 and has yet to assess IFRS 15’s full impact. There are no other standards which are currently available for early adoption which are expected to have a significant effect on the condensed consolidated financial statements of the Company.

3. Financial risk management

3.1 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

There have been no changes in the financial management team that is responsible for financial risk management or in the Company’s financial risk management policies since December 31, 2013.

Liquidity risk

The table below sets forth the Company’s financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

€ (‘000)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Undefined
At June 30, 2014
Borrowings (excl. finance lease liabilities)	-	-	-	-	7,906
Finance lease liabilities	30	-	-	-	-
Derivative financial instruments (interest rate swap)	-	-	-	-	-
Trade and other payables	5,233	-	-	-	-
Total	5,263	-	-	-	7,906

At December 31, 2013
Borrowings (excl. finance lease liabilities)	100	100	200	-	7,792
Finance lease liabilities	91	-	-	-	-
Derivative financial instruments (interest rate swap)	8	8	14	-	-
Trade and other payables	5,150	-	-	-	-
Total	5,349	108	214	-	7,792

3.2 Fair value estimation

The Company had entered into a floating-to-fixed interest rate swap to reduce the impact of volatility in changes to interest rates. The determined fair value of the interest rate swap was the impact between a fixed interest rate of 4.15% and the estimated interest rate at measurement date for the remaining period of the instrument discounted over time. The estimated interest rate and discount rates were level two fair value hierarchy inputs. During the six month period ended June 30, 2014, the interest rate swap was settled. As of June 30, 2014 and 2013, the change in fair value of the interest rate swap which was recorded through the condensed consolidated statement of comprehensive income amounted to €3 thousand gain and €6 thousand gain, respectively. Until its settlement the interest rate swap was recorded as both a non-current and current liability in the condensed consolidated balance sheet.

The carrying amount of the Company’s financial assets and financial liabilities is a reasonable approximation of their fair value.

4. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses in the condensed consolidated financial statements. Actual results could differ materially from those estimates and assumptions.

The preparation of financial statements in conformity with IFRS also requires the Company to exercise judgment in applying accounting policies. Critical judgments in the application of the Company’s accounting policies and the key sources of estimation of uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2013.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

On September 20, 2013, GSK and the Company announced that the drisapersen Phase III study (DEMAND III, or DMD114044) did not meet its primary endpoint. Effective January 12, 2014, the Company and GSK terminated the research and collaboration agreement for the development of drisapersen and the Company’s other DMD product candidates. On January 16, 2014, the Company reported preliminary data on the overall clinical program for drisapersen. On March 17, 2014, the Company reported preliminary results of the DEMAND V study (DMD114876), a Phase II placebo controlled exploratory study.

On June 3, 2014, the Company announced that following positive feedback from the the U.S. Food and Drug Administration (FDA), the Company will pursue a New Drug Application (NDA) filing for drisapersen with the FDA, under an accelerated approval pathway based on existing data. The Company plans to submit an NDA later this year in which it anticipates that it would commit to the initiation of two confirmatory post-approval studies. In addition, the Company has been interacting with the European Medicines Agency (EMA) and based on these interactions the Company intends to file for conditional approval in Europe.

The outcome of these filings may have a material impact on the further development of drisapersen and other DMD compounds by the Company. A negative outcome of the regulatory approval process could alter the Company’s development plans and costs, and potentially impact the following accounts in the Company’s consolidated financial statements.

Borrowings

Certain loans from patient organizations have no fixed redemption schemes, and repayment is due when certain predetermined milestones are met. As of June 30, 2014, the Company recorded €7.9 million of such loans with no fixed redemption schemes. As of June 30, 2014, the maturity dates of the borrowings have been assessed, and changes in redemption dates resulted in an immaterial change to the Company’s borrowing balance.

Intangible assets

As of June 30, 2014, the Company recorded patents and licenses with a net book value of €475 thousand. As of June 30, 2014, there were no changes to management’s assumptions used to determine the patent and licenses’ recoverable amount, which would exceed the carrying value of €475 thousand even if the outcome of the evaluation is negative, and therefore no impairment is required.

Deferred revenue & License revenue

Upfront license fee payments received under the research and collaboration agreement with GSK were initially deferred and recognized based on the percentage of completion method, which required the Company to estimate the work performed to date as a proportion of the total work expected to be performed.

As a result of the termination of the research and collaboration agreement the Company was released from any performance obligations and recorded €14.7 million license revenue in the first quarter of 2014. As of June 30, 2014, the Company’s deferred revenue balance totals €0.2 million of grants deferred (reference is made to footnote 17).

5. Seasonality of Operations

The Company’s financial results have varied substantially and are expected to continue to vary from quarter to quarter. The Company therefore believes that period to period comparisons should not be relied upon as indicative of future financial results.

6. Segment information

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA-based therapeutics. The Management Board is identified as the chief operating decision maker. The Management Board reviews the consolidated operating results regularly to make decisions about resources and to assess overall performance.

The Company derived its revenues from a single party, GSK, under the research and collaboration agreement, an exclusive worldwide collaboration for the development and commercialization of RNA-based therapeutics for DMD. The agreement was terminated effective January 12, 2014.

7. Leasehold improvements and equipment

€ (‘000)	Leasehold improvements	Laboratory equipment	Office equipment	Construction in progress	Total
Period ended June 30, 2014
Opening net book amount	262	1,486	224	205	2,177
Additions	-	370	167	(199)	338
Depreciation charge (note 18, 19)	(18)	(396)	(74)	-	(488)
Closing net book amount	244	1,460	317	6	2,027

At June 30, 2014
Cost	353	4,842	957	6	6,158
Accumulated depreciation	(109)	(3,382)	(640)	-	(4,131)
Net book amount	244	1,460	317	6	2,027

Depreciation expense of €413 thousand for the six months ended June 30, 2014 (six months ended June 30, 2013: €396 thousand) has been charged to research and development expense. Depreciation expense of €75 thousand for the six months ended June 30, 2014 (six months ended June 30, 2013: €95 thousand) has been charged to general and administrative expense.

Construction in progress mainly comprises laboratory and computer equipment not ready for use as of June 30, 2014.

8. Intangible assets

€ (‘000)	Patents and licenses	Software	Total
Period ended June 30, 2014
Opening net book amount	522	236	758
Additions	-	407	407
Amortization charge	(47)	(82)	(129)
Closing net book amount	475	561	1,036

At June 30, 2014
Cost	939	1,140	2,079
Accumulated amortization and impairment	(464)	(579)	(1,043)
Net book amount	475	561	1,036

Additions include €139 thousand of software which was under development as of June 30, 2014.

Amortization expense of €91 thousand for the six months ended June 30, 2014 (six months ended June 30, 2013: €81 thousand) has been charged to research and development expense. Amortization expense of €38 thousand for the six months ended June 30, 2014 (six months ended June 30, 2013: €36 thousand) has been charged to general and administrative expense.

As of June 30, 2014, acquired software for an amount of €125 thousand was not yet paid and accordingly not reflected in the consolidated statement of cash flows.

9. Other financial assets

€ (‘000)	June 30, 2014	December 31, 2013
Deposit for rental obligations	89	89
Restricted cash	-	200
Total	89	289

The restricted cash balance secured a bank loan until its repayment in full during the six month period ended June 30, 2014. Refer to note 12 of the condensed consolidated financial statements for further detail.

10. Trade and other receivables

€ (‘000)	June 30, 2014	December 31, 2013
Trade accounts receivable	2,422	1,298
Amounts to be invoiced to partners	-	2,380
Trade receivables	2,422	3,678
Value-added tax	421	351
Government and other grants to be received	171	30
Advances to personnel	92	-
Interest receivables on bank accounts	279	344
Other receivables	68	-
Total	3,453	4,403

As of June 30, 2014, trade receivables include an allowance related to the final settlement of the termination agreement with GSK. No other receivables were impaired or not performing. The carrying amount of the Company’s trade receivables are fully denominated in British pounds, while other receivables are fully denominated in Euros.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Company does not hold any collateral as security.

On June 27, 2014, the Company was awarded a $200 thousand (€146 thousand) research grant from Parent Project Muscular Dystrophy (PPMD), a not-for-profit organization founded by parents of children with Duchenne and Becker muscular dystrophy. As of June 30, 2014, the PPMD grant proceeds are included in government and other grants to be received.

11. Prepayments

As of June 30, 2014, the Company has made prepayments to suppliers for (pre)clinical studies and drug substance of €542 thousand and prepayments of €64 thousand on insurance fees.

12. Cash and cash equivalents

€ (‘000)	June 30, 2014	December 31, 2013
Cash at bank and on hand	9,242	9,119
Short-term bank deposits	60,225	73,113
Total	69,467	82,232

In 2006, the Company received a bank loan of €900 thousand from ABN Amro N.V. The loan was fully repaid as of June 30, 2014. Repayment of the loan has been included in the repayment of borrowings line in the cash flows from financing activities. Upon repayment of the loan, €200 thousand of cash that secured the loan and accordingly had been considered restricted, and all cash and cash equivalents as of June 30, 2014 are at free disposal of the Company. As of December 31, 2013, the €200 thousand that secured the bank loan was considered restricted cash and recorded as a component of other financial assets. The remaining balance of cash and cash equivalents was at the free disposal of the Company.

13. Equity

Class of shares and stated value	June 30, 2014	December 31, 2013
Common shares of EUR 0.01	36,095,972	35,932,792

The par value as of June 30, 2014, is €0.01 per share (as of December 31, 2013: €0.01 per share). All issued shares are fully paid. Besides the minimum amount of share capital to be held under Dutch law, there are no distribution restrictions applicable to equity of the Company.

In the six month period ended June 30, 2014, 163,180 shares were issued as a result of the exercise of vested options granted under the Company’s share-based compensation plans (refer to the Company’s annual consolidated financial statements for the period ended December 31, 2013 for details of the plans). The related weighted average price at the time of exercise was $9.66 per share.

14. Trade and other payables

€ (‘000)	June 30, 2014	December 31, 2013
Trade payables	1,493	1,910
Holiday payments and holiday rights	410	457
Social security and wage tax	672	246
Other liabilities	2,658	2,537
Total	5,233	5,150

Other liabilities

Other liabilities mainly consist of accruals for not yet billed services provided by vendors and miscellaneous liabilities.

15. Borrowings

€ (‘000)	June 30, 2014	December 31, 2013
Non-current
Bank borrowings	-	300
Other loans	7,874	7,330
Total non-current	7,874	7,630
Current
Bank borrowings	-	100
Finance lease liabilities	30	91
Total current	30	191
Total	7,904	7,821

Borrowings

In 2006, the Company received a bank loan of €900 thousand from ABN Amro N.V. which matures in 2017. The loan bears interest equal to Euribor plus 1.75% per year. The Company fully repaid the outstanding amount in the six month period ended June 30, 2014.

In the six months ended June 30, 2014, the Company received loan installments amounting to €100 thousand from Agentschap NL as part of the innovation credit facility (Innovatiekrediet) of the Dutch Ministry of Economic Affairs. During 2013 the Company received a loan installment of €99 thousand from Agentschap NL, €500 thousand from the Duchenne Children’s Trust as installment of a €1.5 million funding agreement for research and development at an interest rate that approximates the market interest rate, €250 thousand from Association Française contre les Myopathies as installment of a €3.0 million funding agreement and €202 thousand from Everest International Pte Ltd as installment of a €1.0 million funding agreement for research and development at below market interest rates.

The condensed consolidated financial statements do not include all disclosures for borrowings that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

16. Revenue and deferred revenue

From October 2009 to January 2014, the Company operated under an exclusive worldwide collaboration with GSK for the development and commercialization of RNA-based therapeutics for DMD, with GSK exclusively licensing worldwide rights to develop and commercialize drisapersen and obtaining an option to exclusively license PRO044 and other specified assets in the Company’s DMD portfolio. Under the research and collaboration agreement, GSK paid the Company a total of £41.5 million (€47.4 million) in upfront and milestone payments. Under the research and collaboration agreement, GSK was responsible for all costs of clinical development of drisapersen.

On January 12, 2014, the research and collaboration agreement was mutually terminated pursuant to a termination agreement, which terminated all intellectual property license grants as well as any rights arising under the research and collaboration agreement (other than rights to payments that accrued prior to termination of the collaboration). In addition, the termination agreement required GSK to transfer to the Company certain data and know-how, inventory, regulatory filings, clinical trial sponsorships, clinical study reports and material agreements relating to the development of the Company’s products.

Going forward, the Company will be solely responsible for the cost of developing and commercializing drisapersen and its other product candidates, which may have significant financial and operational implications.

The agreement to terminate the research and collaboration agreement released the Company from any performance obligations under the upfront payments already received from GSK. As a result, in the six month period ended June 30, 2014, the Company recognized €14.5 million deferred license income. The release from any performance obligations also resulted in recognition of €0.2 million revenue related to other services delivered under the research and collaboration agreement with GSK. In the six month period ended June 30, 2014, collaboration revenue was minimal due to the termination of the research and collaboration agreement.

In the six month period ended June 30, 2013, an amount of €1,718 thousand of the initial upfront payment under the research and collaboration agreement with GSK was recognized as license revenue in the consolidated condensed income statement. In the six month period ended June 30, 2013, the Company recognized revenue of €975 thousand related to other upfront payments under the research and collaboration agreement.

The condensed consolidated financial statements do not include all disclosures for revenue and deferred revenue that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

17. Other income

The Company is part of two pan-European consortia, each of which has been awarded a Framework Programme 7 (FP7) research grant of €6 million from the European Commission to support the ongoing clinical study of PRO045 and the development of imaging biomarkers for Duchenne muscular dystrophy (DMD), respectively. The Company also received a research grant from a private non-profit organization and governmental research grants. Grant proceeds are deferred and recognized in other income based on the percentage of completion method in the amount of €446 thousand in the six months ended June 30, 2014 (for the six months ended June 30, 2013: €34 thousand).

The Company obtained certain loans made to support research and development that generally bear interest at a rate below the market interest rate, considered by the Company to be 12% over the last four years. The difference between fair value and the notional amount at inception is treated as a grant received for certain research performed by the Company and recognized in other income over the periods during which expenses are incurred.

18. Research and development expense

Research and development expenses increased from €8.6 million to €10.8 million in the six months ended June 30, 2013 and 2014, respectively. The increase is mainly due to the expansion of our development and regulatory activities, directly impacted by the termination of the research and collaboration agreement with GSK, as well as the costs of preparing for the regulatory filing for drisapersen, and the progressing of clinical phase I/II studies of PRO045 and PRO053.

19. General and administrative expense

General and administrative expense increased from €3.9 million to €5.2 million in the six months ended June 30, 2013 and 2014, respectively. The increase is primarily due to share-based compensation and costs associated with operating as a public company in the period ended June 30, 2014 offset by expenses related to our initial public offering (IPO) in the same period in 2013.

On July 3, 2014 the Company filed a shelf registration statement (Form F-3) that provides the flexibility to raise up to $150 million in a primary offering if the Company chooses to do so. Costs incurred related to the Form F-3 in the period ended June 30, 2014 were recorded in the consolidated statement of comprehensive income in an amount of €168 thousand.

20. Share-based Payments

Share-based compensation expenses of €927 thousand were recognized during the six month period ended June 30, 2014 (for the six month period ended June 30, 2013: €289 thousand). A total of 469,000 options were granted in the six month period ended June 30, 2014. The exercise price of the options is the quoted share price at the time of grant. The Company used similar valuation assumptions, such as volatility, as used for previously granted options during the second half of 2013.

The condensed consolidated financial statements do not include all disclosures for share-based payments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

21. Loss per share

Basic

Basic loss per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary and preferred shares in issue during the year.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Loss attributable to equity holders of the company in EUR (‘000)	(7,962)	(4,710)	(671)	(8,159)
Weighted average number of Common and Preference shares in issue	35,985,467	29,002,298	35,959,275	29,002,298

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making, all potential ordinary shares had an antidilutive effect if converted, and thus have been excluded from the computation of loss per share.

22. Income tax expense

No tax charge or income has been recognized in the six month period ended June 30, 2014, or the corresponding period in 2013. The Company has a history of tax losses and expects to record a loss for the year ended December 31, 2014. Management’s judgment is that sufficient evidence is currently not available that future taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the fiscal unity, therefore a deferred tax asset is not recognized.

23. Related-party transactions

In the period ended June 30, 2014 and 2013, the Management Board was paid regular salaries and contributions to post-employment schemes. Additionally, in the period ended June 30, 2013 selected members of the Supervisory Board received compensation for their services in the form of cash compensation. In the period ended June 30, 2014, members of the Boards also received share-based compensation. No loans, advances or guarantees were made to the Management Board or Supervisory Board members as of June 30, 2014 and 2013.

The condensed consolidated financial statements do not include all disclosures for related-party transactions that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

24. Events after the balance sheet date

On July 3, 2014, the Company filed a shelf registration statement (Form F-3) that provides the flexibility to raise up to $150 million in a primary offering. The filing of the registration statement is intended to enable the Company the flexibility to raise up to $150 million in one or more primary offerings while the shelf registration statement is effective, if the Company chooses to do so. The specific terms of any securities that the Company may offer, if it chooses to do so, will be determined at the time of such offering and will be described in a separately filed prospectus supplement at the time of such offering. The shelf registration statement also includes the shares of the Company’s three largest shareholders. As of the date of issue of these financial statements, the Company has not offered or sold securities

On August 11, 2014, the Company entered into an agreement to sell unsecured convertible notes in the amount of up to €5 million to an affiliate of CureDuchenne, a non-profit organization. An amount of €0.5 million will be issued as an initial note and the remaining notes will be issued if and when specified milestones are met. The notes bear interest at a below-market interest rate that accumulates to the principal amount of the note. The notes must be repaid on the earliest to occur of a change of control, twelve months from when the Company obtains regulatory approval of its first product candidate and June 30, 2019. CureDuchenne has the option, under specified conditions, to convert the notes into the Company’s ordinary shares prior to maturity at a conversion price based on the Company’s share price at the time of conversion.

In July 2014, the Company and certain of its managing directors and supervisory directors were named as defendants in Singh v. Schikan et al., a purported class action lawsuit filed in the U.S. District Court for the Southern District of New York. The complaint asserts claims under the federal securities laws on behalf of a professed class consisting of all those who purchased the Company’s ordinary shares pursuant and/or traceable to the registration statement used in connection with the Company’s IPO. The complaint alleges that the Company omitted and/or misstated certain facts in the registration statement concerning the Phase III trial of drisapersen that, as announced on September 20, 2013, did not meet its primary endpoint. The litigation is in its earliest stages, and the Company and the individual defendants intend to defend the action vigorously. The Company is not able at present to reasonably estimate potential losses, if any, in connection with the litigation, but an adverse resolution could have a material adverse effect on the Company’s financial position, results of operations and cash flows.